Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND NINE MONTHS ENDED

DECEMBER 31, 2017

		(₹ in Crore except as stated)

		Quarter ended			Nine months ended		Year ended
S. No.	Particulars	31.12.2017 (Unaudited)	30.09.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 5)	31.12.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 5)	31.03.2017 (Audited)
1	Revenue

	a) Revenue from operations (Net of excise duty)	12,185	10,375	9,685	31,488	25,561	36,663

	Add: Excise duty	—	—	447	450	1,358	1,877

	Revenue from operations (Gross of excise duty)	12,185	10,375	10,132	31,938	26,919	38,540

	b) Other income	703	390	922	1,694	1,805	9,705

	Total Income	12,888	10,765	11,054	33,632	28,724	48,245

2	Expenses

	a) Cost of materials consumed	6,824	6,337	5,085	18,072	13,161	18,788

	b) Purchases of Stock-in-Trade	145	—	155	273	339	580

	c) Changes in inventories of finished goods and work-in-progress	(15)	(291)	(384)	(613)	(540)	(417)

	d) Employee benefits expense	200	200	190	594	610	784

	e) Depreciation, depletion and amortization expense	752	729	753	2,187	2,294	2,986

	f) Power & fuel charges	1,865	1,476	1,153	4,597	3,166	4,582

	g) Excise Duty on sales	—	—	447	450	1,358	1,877

	h) Share of expenses in producing oil and gas blocks	245	234	247	709	757	1,000

	i) Other expenses	1,185	1,158	1,316	3,572	3,367	4,695

	j) Finance costs	887	931	1,022	2,954	2,876	3,896

	Total expenses	12,088	10,774	9,984	32,795	27,388	38,771

3	Profit/(Loss) before exceptional items and tax	800	(9)	1,070	837	1,336	9,474

4	Net exceptional gain/(loss) (Refer note 6)	(38)	472	(1,180)	434	(2,197)	1,324

5	Profit/(Loss) before tax	762	463	(110)	1,271	(861)	10,798

6	Tax expense/(benefit)
a)	Net Current tax expense	—	—	1	—	1	2
b)	Net Deferred tax expense/(benefit)	83	(8)	(153)	87	(230)	(273)

	Net Tax expense/(benefit)	83	(8)	(152)	87	(229)	(271)

7	Net Profit/(Loss) after tax (a)	679	471	42	1,184	(632)	11,069

8	Net Profit/(Loss) after tax before exceptional items (net of tax)	678	(39)	1,222	673	1,565	9,832

9	Other Comprehensive Income

i.	(a) Items that will not be reclassified to profit or loss	34	35	9	77	7	28

	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	(1)	6	(2)	6	(1)	1

ii.	(a) Items that will be reclassified to profit or loss	(50)	(32)	158	(126)	171	(81)

	(b) Tax benefit/(expense) on items that will be reclassified to profit or loss	(34)	33	1	10	(22)	(32)

	Total Other Comprehensive Income (b)	(51)	42	166	(33)	155	(84)

10	Total Comprehensive Income (a+b)	628	513	208	1,151	(477)	10,985

11	Paid-up equity share capital (Face value of ₹ 1 each)	372	372	297	372	297	297

12	Reserves excluding Revaluation Reserves as per balance sheet						79,396

13	Earnings/(Loss) per share after exceptional items (₹) (*not annualised)

	-Basic & Diluted	1.83 *	1.27 *	(0.07)*	3.14 *	(2.15)*	29.04

14	Earnings/(Loss) per share before exceptional items (₹) (*not annualised)

	-Basic & Diluted	1.82 *	(0.10)*	3.10 *	1.76 *	3.75 *	25.72

							(₹ in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2017 (Unaudited)	30.09.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 5)	31.12.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 5)	31.03.2017 (Audited)
1	Segment Revenue
a)	Copper	5,522	5,282	4,753	15,244	13,245	19,011
b)	Iron Ore	843	542	1,448	2,104	2,988	4,290
c)	Aluminium	4,454	3,413	2,535	10,720	6,783	9,898
d)	Power	21	10	217	166	569	802
e)	Oil & Gas	1,270	1,111	1,144	3,582	3,228	4,357

	Total	12,110	10,358	10,097	31,816	26,813	38,358

Less:	Inter Segment Revenue	5	5	4	12	9	13

	Sales/income from operations	12,105	10,353	10,093	31,804	26,804	38,345

	Other operating income	80	22	39	134	115	195

	Revenue from operations (Gross of excise duty)	12,185	10,375	10,132	31,938	26,919	38,540

2	Segment Results
	[Profit / (Loss) before tax and interest]
a)	Copper	272	341	384	791	1,126	1,527
b)	Iron Ore	224	3	428	226	815	1,108
c)	Aluminium	195	69	243	370	357	757
d)	Power	(56)	(51)	38	(110)	38	50
e)	Oil & Gas	367	258	154	1,005	218	454

	Total	1,002	620	1,247	2,282	2,554	3,896

Less:	Finance costs	887	931	1,022	2,954	2,876	3,896
Add:	Other unallocable income net off expenses	685	302	845	1,509	1,658	9,474

	Profit/(Loss) before tax and exceptional items	800	(9)	1,070	837	1,336	9,474

Add:	Net exceptional gain/(loss)	(38)	472	(1,180)	434	(2,197)	1,324

	Profit/(Loss) before tax	762	463	(110)	1,271	(861)	10,798

S. No.	Segment Information
3	Segment assets
a)	Copper	10,882	9,722	8,713	10,882	8,713	7,830
b)	Iron Ore	3,735	3,618	3,502	3,735	3,502	3,283
c)	Aluminium	43,435	42,488	41,777	43,435	41,777	41,710
d)	Power	3,072	3,134	3,116	3,072	3,116	3,230
e)	Oil & Gas	9,747	9,395	11,949	9,747	11,949	10,052
f)	Unallocated	77,395	78,046	124,334	77,395	124,334	100,079

	Total	148,266	146,403	193,391	148,266	193,391	166,184

4	Segment liabilities
a)	Copper	12,291	11,957	12,344	12,291	12,344	10,863
b)	Iron Ore	1,395	1,532	1,197	1,395	1,197	1,446
c)	Aluminium	11,843	10,084	7,927	11,843	7,927	9,367
d)	Power	294	273	360	294	360	177
e)	Oil & Gas	3,732	3,040	3,831	3,732	3,831	3,233
f)	Unallocated	37,771	39,219	87,600	37,771	87,600	61,330

	Total	67,326	66,105	113,259	67,326	113,259	86,416

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power (e) Oil & Gas which consists of exploration, development and production of oil and gas . The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Export incentives have been included under respective segment revenues.

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter and nine months ended December 31, 2017 have been reviewed by the Audit Committee on January 30, 2018 and approved by the Board of Directors at its meeting held on January 31, 2018. The statutory auditors have carried out limited review of the same.

2	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

3	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense is higher by ₹ 5 Crore and profit after tax is lower by ₹ 3 Crore for the quarter ended December 31, 2017 and depreciation, depletion and amortization expense is lower by ₹ 43 Crore and ₹ 115 Crore and profit after tax is higher by ₹ 23 Crore and ₹ 75 Crore for quarter ended September 30, 2017 and nine months ended December 31, 2017 respectively.

4	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling, i.e. public shareholders of erstwhile Cairn India Limited during the current nine months ended December 31, 2017. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

5

The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The Company had previously issued its unaudited financial results for the quarter and nine months ended December 31, 2016, based on its preliminary selection of exemptions and accounting policies. All such policies and exemptions were finalized during the quarter ended March 31, 2017. Further, during the quarter ended March 31, 2017, the Company received all substantive approvals, necessary for effecting the merger of erstwhile Cairn India Limited with Vedanta Limited. In accordance with Ind AS 103 “Business Combinations”, the financial results for all periods on or after April 1, 2015 were restated.

Accordingly, financial results for the previous periods have been restated to give effect of the same and has resulted in a net decrease in profit before tax by ₹ 760 Crore and ₹ 1,116 Crore for the quarter and nine months ended December 31, 2016 respectively.

6	Exceptional items comprises of the following:

				(₹ in Crore)

	Quarter ended			Nine months ended		Year Ended
Particulars	31.12.2017 (Unaudited)	30.09.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 5)	31.12.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 5)	31.03.2017 (Audited)
Impairment (charge)/reversal on
- Property, plant and equipment and exploration assets	—	(109)	—	(109)	—	51
- Investments in subsidiaries	75	581	—	656	—	313
Charge pursuant to adverse arbitration order	(113)	—	—	(113)	—	—

Net gain/(expense) on recognition or settlement of obligations recognised pursuant to the merger referred to in note 4 above	—	—	(1,180)	—	(2,197)	960

Net exceptional gain / (loss)	(38)	472	(1,180)	434	(2,197)	1,324

Tax (expense) / benefit on above	39	38	—	77	—	(87)

Net exceptional gain / (loss) (net of tax)	1	510	(1,180)	511	(2,197)	1,237

7	Previous period figures have been regrouped/rearranged, wherever necessary, to conform to the current period’s presentation.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : January 31, 2018	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2017

		(₹ in Crore except as stated)

		Quarter ended					Nine months ended		Year ended
S. No.	Particulars	31.12.2017 (Unaudited)	30.09.2017 (Unaudited)		31.12.2016 (Unaudited) (Refer note 3)		31.12.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 3)	31.03.2017 (Audited)
1	Revenue

a)	Revenue from operations (Net of excise duty)	24,361	21,590		19,415		64,236	49,714	72,225

	Add: Excise duty	—	—		976		1,057	2,766	3,946

	Revenue from operations (Gross of excise duty)	24,361	21,590		20,391		65,293	52,480	76,171

b)	Other income	573	919		1,014		2,581	3,660	4,581

	Total Income	24,934	22,509		21,405		67,874	56,140	80,752

2	Expenses

a)	Cost of materials consumed	8,205	7,992		6,078		22,582	15,910	22,460

b)	Purchases of Stock-in-Trade	134	8		94		210	548	649

c)	Changes in inventories of finished goods and work-in-progress	(11)	(293)		(763)		(623)	(1,356)	(1,229)

d)	Power & fuel charges	3,992	3,453		2,782		9,946	7,248	10,233

e)	Employee benefits expense	601	653		619		1,835	1,748	2,339

f)	Excise Duty on sales	—	—		976		1,057	2,766	3,946

g)	Finance costs	1,306	1,427		1,508		4,359	4,352	5,855

h)	Depreciation, depletion and amortization expense	1,549	1,426		1,581		4,361	4,688	6,292

i)	Other expenses	4,677	4,108		4,738		12,980	11,634	16,441

3	Total expenses	20,453	18,774		17,613		56,707	47,538	66,986

4	Profit before exceptional items and tax	4,481	3,735		3,792		11,167	8,602	13,766

5	Net exceptional gain/(loss) (Refer note 6)	(158)	186		—		28	—	(114)

6	Profit before tax	4,323	3,921		3,792		11,195	8,602	13,652

7	Tax expense:

a)	Net Current tax expense	726	719		608		2,016	1,542	2,302
b)	Distribution tax on dividend from subsidiaries (note 4)	—	—		15		—	42	196
c)	Net Deferred tax expense/(benefit)	638	216		(71)		964	(75)	(165)

	Net Tax expense	1,364	935		552		2,980	1,509	2,333

8	Profit after tax for the period/year before share in profit/(loss) of jointly controlled entities and associates and non-controlling interests	2,959	2,986		3,240		8,215	7,093	11,319

9	Add: Share in profit/(loss) of jointly controlled entities and associates	0	0		(2)		0	(2)	(3)

10	Profit for the period/year after Share in Profit/(loss) of jointly controlled entities and associates (a)	2,959	2,986		3,238		8,215	7,091	11,316

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	33	25		1		63	(11)	22
	(b) Tax (expense)/benefit on items that will not be reclassified to profit or loss	0	9		(2)		10	0	3
ii.	(a) Items that will be reclassified to profit or loss	(327)	(140)		380		(399)	561	(286)
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	78	63		3		150	(45)	(4)

	Total Other Comprehensive Income (b)	(216)	(43)		382		(176)	505	(265)

12	Total Comprehensive Income (a + b)	2,743	2,943		3,620		8,039	7,596	11,051

13	Profit attributable to:
a)	Owners of Vedanta Limited	2,053	2,091		2,133		5,669	4,311	6,958
b)	Non-controlling interests	906	895		1,105		2,546	2,780	4,358

14	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	(172)	1		110		(118)	134	(18)
b)	Non-controlling interests	(44)	(44)		272		(58)	371	(247)

15	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	1,881	2,092		2,243		5,551	4,445	6,940
b)	Non-controlling interests	862	851		1,377		2,488	3,151	4,111

16	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	2,173	2,036		2,133		5,734	4,311	7,127

17	Paid-up equity share capital (Face value of ₹1 each)	372	372		297		372	297	297

18	Reserves excluding Revaluation Reserves as per balance sheet								60,128

19	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	5.54 *	5.64	*	7.19	*	15.59 *	14.54 *	23.47

	-Diluted	5.52 *	5.63	*	7.19	*	15.55 *	14.54 *	23.46

20	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	5.86 *	5.49	*	7.19	*	15.77 *	14.54 *	24.04

	-Diluted	5.85 *	5.48	*	7.19	*	15.73 *	14.54 *	24.03

			(₹ in Crore)

		Quarter ended			Nine months ended		Year ended
S. No.	Segment Information	31.12.2017 (Unaudited)	30.09.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 3)	31.12.2017 (Unaudited)	31.12.2016 (Unaudited) (Refer note 3)	31.03.2017 (Audited)
1	Segment Revenue
a)	Oil & Gas	2,413	2,099	2,149	6,787	6,073	8,204
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	5,334	4,641	4,845	14,453	10,469	16,577
	(ii) Silver - India	519	556	483	1,511	1,324	1,888

	Total	5,853	5,197	5,328	15,964	11,793	18,465
c)	Zinc - International	970	853	588	2,624	1,726	2,230
d)	Iron Ore	843	542	1,449	2,104	2,990	4,291
e)	Copper	5,898	6,237	5,440	17,457	15,326	22,129
f)	Aluminium	6,514	5,212	3,858	16,276	10,183	14,835
g)	Power	1,724	1,431	1,532	3,888	4,099	5,608
h)	Others	37	24	15	84	82	98

	Total	24,252	21,595	20,359	65,184	52,272	75,860

Less:	Inter Segment Revenue	48	75	63	200	156	193

	Sales/income from operations	24,204	21,520	20,296	64,984	52,116	75,667

	Other operating income	157	70	95	309	364	504

	Revenue from operations (Gross of excise duty)	24,361	21,590	20,391	65,293	52,480	76,171

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	791	653	340	2,314	622	1,137
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,523	2,273	2,125	6,611	4,125	7,070
	(ii) Silver - India	450	484	381	1,275	1,041	1,486

	Total	2,973	2,757	2,506	7,886	5,166	8,556
c)	Zinc - International	400	342	160	1,024	650	742
d)	Iron Ore	145	(41)	421	92	801	1,140
e)	Copper	244	340	394	744	1,102	1,479
f)	Aluminium	266	120	322	585	459	1,135
g)	Power	451	225	310	642	793	1,113
h)	Others	(2)	(6)	(14)	(15)	(11)	(19)

	Total	5,268	4,390	4,439	13,272	9,582	15,283

Less:	Finance costs	1,306	1,427	1,508	4,359	4,352	5,855
Add:	Other unallocable income net off expenses	519	772	861	2,254	3,372	4,338

	Profit before exceptional items and tax	4,481	3,735	3,792	11,167	8,602	13,766

Add:	Net exceptional gain/(loss)	(158)	186	—	28	—	(114)

	Profit before tax	4,323	3,921	3,792	11,195	8,602	13,652

3	Segment assets
a)	Oil & Gas	16,499	16,194	19,831	16,499	19,831	16,914
b)	Zinc, Lead and Silver - India	18,175	17,170	16,602	18,175	16,602	16,482
c)	Zinc - International	4,842	4,101	3,446	4,842	3,446	3,588
d)	Iron Ore	5,747	5,760	5,744	5,747	5,744	5,514
e)	Copper	11,719	10,256	9,565	11,719	9,565	8,317
f)	Aluminium	55,731	54,588	53,898	55,731	53,898	53,513
g)	Power	19,452	19,170	19,481	19,452	19,481	19,596
h)	Others	2,613	596	604	2,613	604	595
i)	Unallocated	49,971	51,390	66,121	49,971	66,121	74,511

	Total	184,749	179,225	195,292	184,749	195,292	199,030

4	Segment liabilities
a)	Oil & Gas	5,660	4,442	5,678	5,660	5,678	4,709
b)	Zinc, Lead and Silver - India	3,899	3,880	3,479	3,899	3,479	4,753
c)	Zinc - International	933	830	732	933	732	1,127
d)	Iron Ore	1,532	1,670	1,310	1,532	1,310	1,547
e)	Copper	12,809	12,320	12,810	12,809	12,810	11,158
f)	Aluminium	16,430	14,696	11,693	16,430	11,693	13,280
g)	Power	2,173	2,098	2,179	2,173	2,179	1,881
h)	Others	287	69	59	287	59	63
i)	Unallocated	59,057	59,673	70,494	59,057	70,494	86,084

	Total	102,780	99,678	108,434	102,780	108,434	124,602

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth and glass substrate. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Increase in assets and liabilities of ‘Others Segment’ is pursuant to acquisition of glass substrate business (Refer Note 5).

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Export incentives have been included under respective segment revenues.

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, and associate for the quarter and nine months ended December 31, 2017 have been reviewed by the Audit Committee on January 30, 2018 and approved by the Board of Directors at its meeting held on January 31, 2018. The statutory auditors of the Company have carried out a limited review of the same.

2	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

3	The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The Company had previously issued its unaudited financial results for the quarter and nine months ended December 31, 2016, based on its preliminary selection of exemptions and accounting policies. All such policies and exemptions were finalized during the quarter ended March 31, 2017. Accordingly, the financial results for the previous periods have been restated to give effect of the same and has resulted in a net decrease in profit before tax of ₹ 92 Crore for the quarter ended December 31, 2016 and net increase in profit before tax of ₹ 130 Crore for the nine months ended December 31, 2016.

4	In view of clarification issued by Ind AS Transition Facilitation Group, the Company has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT on profits of subsidiaries which is to be utilized against the equity dividend declared by the Company, is recognised in statement of changes in equity as against the hitherto followed policy of recognizing the same in the statement of profit and loss. The financial results for the previous periods/year have been restated to give effect of the same. Accordingly, the above results reflect a lower tax charge of ₹ 92 Crore, ₹ 208 Crore and ₹ 1,445 Crore for the quarter ended December 31, 2016, nine months ended December 31, 2016 and for the year ended March 31, 2017 respectively as compared to the previously reported amounts.

5	In December, 2017, the Company through its wholly owned subsidiary, acquired 51.6% equity stake in AvanStrate Inc. (ASI) for a cash consideration of JPY 1 million ( ₹ 0.06 Crore) and acquired debts for JPY 17,058 million (₹ 964 Crore). Additionally, a loan of JPY 814.8 million (₹ 46 Crore) was extended to ASI. The transaction has been accounted for on a provisional basis during the quarter and has no material impact on the profit or loss for the quarter and nine months ended December 31, 2017.

6	Exceptional items comprises of the following:

						(₹ in Crore)

	Quarter ended			Nine months ended		Year ended
Particulars	31.12.2017 (Unaudited)	30.09.2017 (Unaudited)	31.12.2016 (Unaudited)	31.12.2017 (Unaudited)	31.12.2016 (Unaudited)	31.03.2017 (Audited)
Impairment charge relating to property, plant and equipment and exploration assets	—	(109)	—	(109)	—	(114)
Reversal of provision for DMF*	—	295	—	295	—	—
Charge pursuant to adverse arbitration order	(113)	—	—	(113)	—	—
Acquisition expenses (Refer Note 5)	(45)	—	—	(45)	—	—

Net exceptional gain/(loss)	(158)	186	—	28	—	(114)
Tax (expense)/benefit on above	38	(62)	—	(24)	—	(34)
Non-controlling interests on above	—	(69)	—	(69)	—	(21)

Net exceptional (loss)/gain net of tax and non-controlling interests	(120)	55	—	(65)	—	(169)

*Exceptional gain of ₹ 295 Crore represents reversal of provision for contribution to District Mineral Foundation (DMF) for the period related to January 12, 2015 to September 16, 2015 pursuant to a Supreme Court ruling.

7	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense is lower by ₹ 68 Crore, ₹ 164 Crore and ₹ 443 Crore and profit after tax is higher by ₹ 38 Crore, ₹ 88 Crore and ₹ 262 Crore for the quarter ended December 31, 2017, September 30, 2017 and nine months ended December 31, 2017 respectively.

8	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling, i.e. public shareholders of erstwhile Cairn India Limited during the current nine months ended December 31, 2017. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

9	In July 2017, the Appellate Tribunal for Electricity dismissed the appeal(s) filed by one of the Company’s subsidiary, Talwandi Sabo Power Limited (TSPL), engaged in power generation. The matters under disputes effect the computation of tariff being charged by TSPL to its customer. TSPL has filed an appeal before the Hon’ble Supreme Court to seek relief. The outstanding receivables on account of the said dispute as on December 31, 2017 was ₹ 993 Crore (including ₹ 749 Crore as on March 31, 2017). The Group, based on its assessment of the grounds of appeal and external legal opinions, is of the opinion that there is a strong probability of success in the said matters and has thus continued to treat these balances as recoverable.

10	Previous period figures have been regrouped/rearranged, wherever necessary, to conform to the current period’s presentation.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : January 31, 2018	Executive Chairman